[On Bryan Cave LLP Letterhead]	M. Todd Wade, Esq. Direct: 404-572-6694 Fax: 404-420-0694 Todd.Wade@BryanCave.com

Via EDGAR

October 25, 2011

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Washington, DC 20549-3628

Re:	A.C. Moore Arts & Crafts, Inc.

         Schedule TO-T filed October 18, 2011 by Nicole Crafts LLC, Sbar’s

         Acquisition Corporation and Adolfo Piperno

         SEC File No. 005-53645

Dear Mr. Duchovny:

I am writing this letter on behalf of Nicole Crafts LLC (“Parent”), Sbar’s Acquisition Corporation (“Purchaser”) and Adolfo Piperno (together with Parent and Purchaser, the “Filing Persons”) in response to the comment letter of the Staff of the Commission dated October 21, 2011, regarding the above-referenced filing. This letter sets forth the comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following the comment, sets forth the Filing Persons’ response. Your comment is repeated in boldface, and our response in ordinary type follows.

Offer to Purchase

Summary Term Sheet, page i

1. We note that your offer is subject to a financing condition defined as the Financing Proceeds Condition. It is our position that a material change in the offer occurs when the offer becomes financed, e.g., financing is obtained or the financing condition is otherwise satisfied, and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction of the financing condition. Refer to Exchange Act Release No. 34-24296 (April 3, 1987). Please advise of your intent in this regard.

Purchaser confirms that the bidders will disseminate the disclosure of the execution of definitive loan documents and related agreements in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). Purchaser confirms that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer.

2. We note your disclosure on page 4 that you do not believe your financial condition is relevant to a security holder’s decision to tender. We note, however, that you have included

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October 25, 2011

a financing condition in your offer to purchase. Thus, please provide the disclosure required by Item 10 of Schedule TO for each bidder or your legal analysis why such disclosure is not required. For additional guidance, refer to instruction (b) to Item 10 of Schedule TO.

As you have noted, Item 10 of Schedule TO (“Item 10”) requires that financial statements be furnished pursuant to Item 1010(a) and (b) of Regulation M-A for the offeror in a third-party tender offer if the offeror’s financial condition is material to a security holder’s decision whether to sell, tender or hold the securities that are the subject of the tender offer. Purchaser’s offer does currently include a financing condition, which results in the offer not satisfying the criteria for the safe harbor contained in Instruction 2 to Item 10. Although the offer does not satisfy this safe harbor, Purchaser respectfully submits that the financial information for the bidders is not material to a stockholder’s decision whether to sell, tender or hold its securities that are the subject of the offer.

Instruction 1 of Item 10 states that “[t]he facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.” In the Regulation M-A adopting release (Release No. 33-7760; 34-42055; Oct. 26, 1999), the SEC stated that generally there are several factors that should be considered in determining whether financial statements of the bidder are material: (1) the terms of the tender offer, particularly the terms concerning the amount of securities sought; (2) whether the purpose of the tender offer is for control of the subject company; (3) the plans or proposals of the bidder; and (4) the ability of the bidder to pay for the securities sought in the tender offer and/or to repay any loans made by the bidder or its affiliates in connection with the tender offer or otherwise.

As discussed in detail below, Purchaser believes that an application of the factors set forth in the release, together with other relevant factors, demonstrates that financial information for the bidders is not material, notwithstanding that the bidders are unable to rely on the safe harbor provided in Instruction 2 of Item 10.

First, the offer is for all outstanding shares of common stock of A.C. Moore Arts & Crafts, Inc. (“A.C. Moore”), for consideration consisting solely of cash. At the conclusion of the offer and merger, no existing A.C. Moore shareholder will have a continuing interest in A.C. Moore nor in Parent or Purchaser.

In addition, the offer is conditioned on there being validly tendered and not withdrawn a number of Shares that represents at least 70.7% of the total number of Shares outstanding on a fully diluted basis (the “Minimum Condition”). If the Minimum Condition is met, Purchaser will have sufficient Shares, based upon the Shares issuable upon the exercise of the Top-Up Option, to effect a short-form merger under Pennsylvania law. By achieving this level of ownership, Purchaser will be able to merge with an into A.C. Moore without the approval or any other action on the part of the Board of Directors or stockholders of A.C. Moore, and Purchaser will be obligated to do so under the merger agreement (and will do so immediately after acceptance of the tendered shares) unless prohibited by applicable law. At that point, the parties would be obligated to complete the merger unless prohibited by applicable law. Practically, once the Minimum Condition is met and Purchaser has accepted for payment the tendered shares, the parties become obligated to complete the merger promptly thereafter.

In the merger, the shares of all public stockholders of A.C. Moore who do not tender their shares in the offer will be converted into the right to receive the same consideration as the tendering

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October 25, 2011

shareholders for their shares. Thus, following the consummation of the offer and merger, Parent will own 100% of the shares of A.C. Moore, and there will be no minority interest with a continuing investment that could be impacted by the financial condition of A.C. Moore or Parent or the ability of Parent to provide or arrange for any future funding of A.C. Moore’s operations. Parent’s financial information and post-merger plans are irrelevant following the consummation of the offer and the merger. Purchaser is not able to waive the Minimum Condition in its discretion, and therefore there would be no circumstance where Purchaser would in its discretion accept shares tendered in the offer without subsequently being obligated to consummate the merger and acquire all the shares. Given the structure of the transaction, there will not be an opportunity for Parent to own less than all of the stock of A.C. Moore, nor will there be a situation where A.C. Moore would have Parent as a controlling shareholder with non-tendering shareholders continuing as shareholders. If the merger is consummated, Parent intends to continue the business and operations of A.C. Moore substantially as they are currently being conducted.

As disclosed in the Schedule TO-T, the offer is conditioned upon receipt of funds from the financing. Purchaser has received a financing commitment from Wells Fargo to provide an aggregate amount of $77.5 million. The risk of repayment rests entirely on Parent and its subsidiaries after the closing of the merger, and the A.C. Moore stockholders will have no interest in or involvement with the financing following the closing. Purchaser is relying on the financing to pay for the shares tendered in the offer and purchased in the merger. If the financing is not consummated, Purchaser has insufficient sources of cash with which to purchase the shares, and the offer condition will not be satisfied and no tendered shares will be accepted and purchased. Financial statements with respect to the bidders are not material as the bidders have no ability to pay for the tendered shares absent the financing. Parent and Purchaser are newly-formed entities that were formed for the purpose of entering into the Merger Agreement with the Company and acquiring the Company. Other than the $20 million deposited by Purchaser in an escrow account at Wells Fargo as described in the Offer to Purchase, neither has any meaningful assets. Accordingly, their respective financial statements are not meaningful

Additionally, even though the offer is subject to a financing condition, Purchaser believes that providing shareholders financial statements with respect to the bidders will not supply shareholders with any material information regarding the certainty of the financing. This transaction is not one where the bidders are making an offer without specific financing commitments. Purchaser has received the financing commitment, as attached to the Schedule TO. The lender is sophisticated and experienced in these types of financings, and has reviewed the most recent financial statements of Parent and A.C. Moore and made the determination to enter into the financing arrangements evidenced by the commitments after considering the combined companies’ creditworthiness and ability to service the debt. Although the financing is subject to the execution of definitive loan documents and related agreements and the satisfaction of customary closing conditions such as the accuracy of the borrowers’ representations and warranties and the absence of a material adverse effect with respect to A.C. Moore, the lender’s funding of the commitment is not conditioned upon the bidder’s financial information. We note that the terms of Purchaser’s debt commitments are consistent with recent market terms for transactions of a similar nature that Purchaser believes are generally considered by the markets to have committed financing.

Purchaser confirms that the bidders will disseminate the disclosure of the execution of definitive loan documents and related agreements in a manner reasonably calculated to inform security holders as required by Rule 14d 4(d). Purchaser confirms that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five

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October 25, 2011

business days remain in the offer.

Acceptance for Payment, page 14

3. Please revise the language in the penultimate paragraph of this section that states that you will return unpurchased or untendered Shares “as promptly as practicable” to state that you will make such returns “promptly” as required by Rule 14e-1(c).

We have revised this disclosure, in the amended Schedule TO, to say “promptly.”

* * *

In connection with the foregoing, the Filing Persons acknowledge that:

•	each bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

The Filing Persons appreciate your prompt review and look forward to hearing from you with respect to the foregoing responses. Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6694 or Rob Klingler (404) 572-6810.

Very truly yours,

/s/ M. Todd Wade
M. Todd Wade
For BRYAN CAVE LLP

cc: Robert D. Klingler, Esq.